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             FORM 4                                      OMB APPROVAL
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|_| Check this box if no longer                   OMB Number       3235-0287
    subject to Section 16. Form 4                 Expires: September 30, 1998
    or Form 5 obligations may                     Estimated average burden
    continue. See Instruction 1(b).                 hours per response...0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant  to Section  16(a) of the  Securities  Exchange  Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

------------------------------------------   -------------------------------------------  ------------------------------------------
1. Name and Address of Reporting Person      2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person to
                                                                                             Issuer (Check all applicable)

   Altro, Stephen                            Grand Toys International, Inc. ("GRIN")         __x__ Director   ___x___10% Owner
------------------------------------------   ------------------ ------------------------
(Last)    (First)        (Middle)            3. IRS or Social   4. Statement for             __x__ Officer (give title below)
 Grand Toys International, Inc.                Security Number      Month/Year
 1710 Rte. Transcanadienne                      of Reporting       August 1997               _____ Other (specify below)
                                                 Person
                                                (Voluntary)                                   President
------------------------------------------                     ------------------------
          (Street)                                              5. If Amendment,               ---------------------------------
                                                                   Date of Original           7. Individual or Joint/Group Filing
Dorval, Quebec, CANADA H9P 1H7                                     (Month/Year)                   (Check Applicable Line)
------------------------------------------                                                   _x_ Form filed by One Reporting Person
(City)     (State)     (Zip)                                                                 ___ Form filed by More than One
                                                                                                 Reporting Person
                                             ------------------ ------------------------  ------------------------------------------

                                              Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                           ---------------------------------------------------------------------------------------------------------
-------------------------- ---------- ------------ ----------------------------------- --------------- ------------- ---------------

1. Title of Security          2. Trans-  3. Trans-    4. Securities Acquired (A)          5. Amount of     6.Owner-     7. Nature of
   (Instr. 3)                 action     action       or Disposed of (D)                  Securities       ship         Indirect
                              Date       Code         (Instr. 3, 4 and 5)                 Beneficially     Form:        Beneficial
                                        (Instr. 8)                                        owned at         Direct       Ownership
                             (Month/                                                      End of Month     (D) or       (Instr. 4)
                              Day/                                                        (Instr. 3        Indirect
                              Year)                                                       and 4)           (I)
                                      ------------ ----------------------------------                      (Instr.4)
                                      ------ ----- ------------- ------ -------------
                                       Code    V     Amount      (A)or     Price
                                                                  (D)
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------

-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                SEC 1474 (7-96)
*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).


FORM 4 (continued)

Table II - Derivative  Securities  Acquired,  Disposed of, or  Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)

----------------- ---------- ------- ------- ----------------- ------------ ------------------ -------- ---------- ------- ---------
1.Title of Deri-  2.Conver-  3.Trans-4.Trans-5.Number of Deri- 6.Date Exer- 7.Title and Amount 8.Price  9.Number   10.Own- 11.Nature
vative Security   sion or    action  action  vative Securities cisable and  of Underlying Sec- of Deri- of Deri-   ership  of Bene-
(Instr. 3)        Exercise   Date    Code    Acquired (A) or   Expiration   urities            vative   vative     Form of ficial
                  Price of   (Month/ (Instr. Disposed of (D)   Date         (Instr. 3 and 4)   Security Securities Deriva- Indirect
                  Deriva-    Day/    8)      (Instr.3,4 and 5) (Month/Day                      (Instr.  Benefi-    tive    Ownership
                  tive       Year)                             Year)                           5)       cially     Securi  (Instr.
                  Security                                                                              Owned at   ty: Di-  4)
                                                                                                        End of     rect (D)
                                                                                                        Month      or In-
                                                                                                        (Instr. 4) direct
                                                                                                                   (I)
                                                                                                                   (Instr.
                                                                                                                   4)
                                     ------- ----------------- ------------- -----------------
                                     ---- -- -------- -------- ------ ------ ------- ---------
                                     Code  V    (A)     (D)    Date   Expir-  Title  Amount or
                                                               Exer-  ation          Number of
                                                               cis-   Date           Shares
                                                               able

----------------- ---------- ------- -------- ------- -------- ------ ------ ------- --------- -------- ---------- ------- ---------
Common Stock Option $4.375   8/14/97  J*  -   400,000     -    8/14/97 8/14/07 Common 400,000   $4.375** 606,396.6***   D      -
                                                                               Stock
----------------- ---------- ------- -------- ------- -------- ------ ------ ------- --------- -------- ---------- ------- ---------

Explanation of Responses:

*    Grant of options outside of Employee Benefit Plan.
** Options were granted in consideration for financial accomodations to the Company.
*** 206,396.6 of the options issued to Mr. Altro are intended to be non-dilutive, representing 11.81% of the issued and outstanding Common Stock of the Company on a fully diluted basis. Accordingly, the number of shares issuable upon exercise of the options represented in the foregoing table are subject to increase or decrease based upon the number of shares of the Company's Common Stock outstanding from time to time.


                             By: /s/Stephen Altro                   9/10/97
                             **(Signature of Reporting Person)        Date


**Intentional  misstatements or omissions of facts  constitute  Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection contained in this form are not required to respond unless the form displays valid OMB Number.